UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-8F

 APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I     GENERAL IDENTIFYING INFORMATION

1. Reason fund applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]   MERGER

      [X]   LIQUIDATION

      [ ]   ABANDONMENT  OF  REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:
      BLACKROCK FUND INVESTORS II

3.    Securities and Exchange Commission File No.: 811-08990

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [  ]  Initial Application    [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      345 PARK AVENUE
      NEW YORK, NY  10154

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                  RICHARD T. PRINS, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                  919 THIRD AVENUE
                  NEW YORK, NY  10022
                  (212) 735-2790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [ 17CFR
      270.31a-1,.31a-2]:
      STATE STREET BANK & TRUST COMPANY
      ONE HERITAGE DRIVE
      NORTH QUINCY, MA 02171

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [ ]   Open-end    [X]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
            STATE OF DELAWARE

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

            BLACKROCK FINANCIAL MANAGEMENT, INC.
            345 PARK AVENUE
            NEW YORK, NY  10154

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            PROVIDENT ADVISORS INC.
            345 PARK AVENUE
            NEW YORK, NEW YORK  10154

13.   If the fund is a unit investment trust ("UIT") provide: NOT APPLICABLE

            (a) Depositor's name(s) and address(es):

            (b) Trustee's name(s) and address(es):

14. Is there UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [ ]  Yes    No  [X]

            If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-_____

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes          [ ]  No

          If Yes, state the date on which the board vote took place:

          THE BOARD OF TRUSTEES OF THE FUND APPROVED THE PLAN OF
          LIQUIDATION FOR THE FUND ON SEPTEMBER 18, 1997.

          If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

          [X]  Yes          [ ]  No

          If Yes, state the date on which the shareholder vote took place:

          THE FUND'S SHAREHOLDERS APPROVED THE PLAN OF LIQUIDATION FOR THE FUND ON OCTOBER 6, 1997.

          If No, explain:

II    DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]  Yes          [ ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions: THE FUND MADE DISTRIBUTIONS TO ITS SHAREHOLDERS ON THE FOLLOWING DATES: OCTOBER 24, 1997, DECEMBER 24, 1997, DECEMBER 31, 1997, APRIL 13, 1998, JUNE 30, 1998, OCTOBER 5,
            1998, DECEMBER 31, 1998, MARCH 5, 1999, MAY 3, 1999 WITH THE
            FINAL DISTRIBUTION MADE ON SEPTEMBER 27, 1999.

      (b)   Were the distributions made on the basis of net assets?

            [X]  Yes          [ ]  No

      (c) Were the distributions made pro rata based on the share of ownership?

            [X]  Yes          [ ]  No

      (d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [X]  Yes          [ ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
            THE ONLY DISTRIBUTION IN KIND WAS THE DISTRIBUTION ON SEPTEMBER 27, 1999 OF INTERESTS IN A LIQUIDATING LIMITED LIABILITY COMPANY. THE DISTRIBUTION WAS REQUIRED IN ORDER TO COMPLY WITH FEDERAL INCOME TAX REGULATIONS WHICH REQUIRE THAT A LIQUIDATION MUST BE COMPLETE WITHIN TWO YEARS. THE FUND, AS A SHAREHOLDER OF BLACKROCK ASSET INVESTORS, A REGISTERED CLOSED-END FUND WHICH IS ALSO IN THE PROCESS OF LIQUIDATING AND DEREGISTERING (SEC FILE NO. 811-0898) RECEIVED A DISTRIBUTION
            IN KIND OF THE LIMITED LIABILITY COMPANY INTERESTS AND THE FUND, IN TURN, DISTRIBUTED THE INTERESTS IN THE LIMITED LIABILITY COMPANY TO ITS SHAREHOLDERS ON A PRO RATA BASIS.

17.   Closed-end funds only: Has the fund issued senior securities?

      [X]  Yes          [ ]  No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: THE FUND ISSUED NOTES IN THE AGGREGATE PRINCIPAL AMOUNT OF $21,000. THE NOTES PAY INTEREST AT A PER ANNUM RATE OF 2.50% OVER THE YIELD OF THE ONE-YEAR CONSTANT MATURITY TREASURY. THE NOTES WERE REDEEMED ON SEPTEMBER 10, 1999.

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X]  Yes                No  [ ]

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      []  Yes           No  [X ]

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ]   Yes         No  [X]

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form was filed?

      (b) Why has the fund retained the remaining assets?

      (c) Will the remaining assets be invested in securities?

          [ ]  Yes    [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]  Yes                 No  [X]

      If Yes,

      (a) Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay those outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or
        Liquidation:

            (i)   Legal Expenses: $10,000

            (ii)  Accounting expenses: $0

            (iii) Other expenses (list and identify separately):
                  TAX CONSULTING:                  $2,500

            (iv)  Total expenses (sum of lines(i)-(iii) above): $12,500

      (b)   How were those expenses allocated? NOT APPLICABLE IN A LIQUIDATION

      (c)   Who paid those expenses? THE FUND

      (d)   How did the fund pay for unamortized expenses (if any)? NOT
            APPLICABLE

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [ ]  Yes          No  [X]

      If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes          No  [X]

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes          No  [X]

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY  -  Not applicable

26.   (a) State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                VERIFICATION

      The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BLACKROCK FUND INVESTORS II, (ii) he or she is the Treasurer of BLACKROCK ASSET INVESTORS II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                       (Signature)


                                       /s/ Henry Gabbay
                                       ____________________